Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on August 25, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on             , 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Great Western Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	47-1308512
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

100 North Phillips Avenue

Sioux Falls, South Dakota 57104

(605) 334-2548

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald J. Straka

General Counsel

Great Western Bancorp, Inc.

100 North Phillips Avenue

Sioux Falls, South Dakota 57104

(605) 334-2548

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark J. Menting Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Craig E. Chapman James O’Connor Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

(Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common stock, par value $0.01 per share		$	$	$

(1)	Includes additional shares of common stock that the underwriters have the option to purchase from National Americas Holdings LLC.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this confidential submission is to provide certain exhibits to the registration statement as indicated in Item 16 of Part II of this submission. No change is made to the preliminary prospectus constituting Part I of the registration statement or Items 13, 14, 15, or 17 of Part II of the registration statement. Accordingly, this submission consists only of the facing page, this explanatory note and Item 16 of Part II and the signature page to the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The following exhibits are filed as part of this Registration Statement:

Number	Description

1.1	Form of Underwriting Agreement*

2.1	Purchase and Assumption Agreement (Whole Bank, All Deposits), dated as of June 4, 2010, among Federal Deposit Insurance Corporation, as Receiver of TierOne Bank, Lincoln, Nebraska, Federal Deposit Insurance Corporation and Great Western Bank

2.2	Form of Agreement and Plan of Merger of Great Western Bancorp, Inc. and Great Western Bancorporation, Inc.*

3.1	Amended and Restated Certificate of Incorporation

3.2	Amended and Restated Bylaws

4.1	Form of Common Stock Certificate*

4.2	Indenture, dated as of December 17, 2003, between Great Western Bancorporation, Inc. and U.S. Bank National Association

4.3	Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc., as Company, and U.S. Bank National Association*

4.4	Amended and Restated Declaration of Trust of Great Western Statutory Trust IV, dated December 17, 2003

4.5	Indenture, dated as of March 10, 2006, between Great Western Bancorporation, Inc. and LaSalle Bank National Association

4.6	Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc. and LaSalle Bank National Association*

4.7	Amended and Restated Declaration of Trust of GWB Capital Trust VI, dated as of March 10, 2006

4.8	Indenture, dated as of June 1, 2005, between Sunstate Bancshares, Inc., as Company, and JPMorgan Chase Bank, National Association, as Trustee

4.9	Second Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc. and JPMorgan Chase Bank, National Association*

4.10	Amended and Restated Declaration of Trust of Sunstate Bancshares Trust II, dated as of June 1, 2005

4.11	Amended and Restated Credit Agreement, dated as of , between Great Western Bancorporation, Inc. and National Australia Bank Limited*

4.12	Subordinated Note of Great Western Bancorporation, Inc., dated as of June 3, 2008

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Form of Stockholder Agreement*

10.2	Form of Transitional Services Agreement

10.3	Form of Registration Rights Agreement

10.4	Employment Agreement, dated January 16, 2014, between Great Western Bank and Kenneth Karels

Number	Description

10.5	Secondment Letter, dated November 8, 2012, between National Australia Bank Limited and Peter Chapman

10.6	Secondment Letter, dated August 5, 2010, between National Australia Bank Limited and Stephen Ulenberg, as amended by the letter dated December 23, 2013

10.7	Employment Agreement, dated , between Great Western Bancorp, Inc. and Kenneth Karels*

10.8	Employment Agreement, dated , between Great Western Bancorp, Inc. and Peter Chapman*

10.9	Employment Agreement, dated , between Great Western Bancorp, Inc. and Stephen Ulenberg*

10.10	Form of Great Western Bancorp, Inc. 2014 Omnibus Incentive Compensation Plan*

10.11	Form of Great Western Bancorp, Inc. 2014 Non-Employee Director Plan*

10.12	Form of Great Western Bancorp, Inc. Executive Incentive Compensation Plan*

21.1	Subsidiaries of Great Western Bancorp, Inc.

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*

*	To be filed by amendment.

(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sioux Falls, South Dakota, on                  , 2014.

Great Western Bancorp, Inc.

By:
Name:	Ken Karels
Title:	President and Chief Executive Officer

The undersigned directors and officers do hereby constitute and appoint Ken Karels and Peter Chapman and either of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, or the Act, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities indicated on the day of                  , 2014:

Signature	Title

Ken Karels	President, Chief Executive Officer and Director (Principal Executive Officer)

Nathan Butler	Director

Swati Dave	Director

Frances Grieb	Director

Andrew Hove	Director

Rolfe Lakin	Director

Richard Rauchenberger	Director

Daniel Rykhus	Director

Signature	Title

Richard Sawers	Director

Peter Chapman	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

INDEX TO EXHIBITS

Number	Description

1.1	Form of Underwriting Agreement*

2.1	Purchase and Assumption Agreement (Whole Bank, All Deposits), dated as of June 4, 2010, among Federal Deposit Insurance Corporation, as Receiver of TierOne Bank, Lincoln, Nebraska, Federal Deposit Insurance Corporation and Great Western Bank

2.2	Form of Agreement and Plan of Merger of Great Western Bancorp, Inc. and Great Western Bancorporation, Inc.*

3.1	Amended and Restated Certificate of Incorporation

3.2	Amended and Restated Bylaws

4.1	Form of Common Stock Certificate*

4.2	Indenture, dated as of December 17, 2003, between Great Western Bancorporation, Inc. and U.S. Bank National Association

4.3	Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc., as Company, and U.S. Bank National Association*

4.4	Amended and Restated Declaration of Trust of Great Western Statutory Trust IV, dated December 17, 2003

4.5	Indenture, dated as of March 10, 2006, between Great Western Bancorporation, Inc. and LaSalle Bank National Association

4.6	Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc. and LaSalle Bank National Association*

4.7	Amended and Restated Declaration of Trust of GWB Capital Trust VI, dated as of March 10, 2006

4.8	Indenture, dated as of June 1, 2005, between Sunstate Bancshares, Inc., as Company, and JPMorgan Chase Bank, National Association, as Trustee

4.9	Second Supplemental Indenture, dated , between Great Western Bancorporation, Inc., Great Western Bancorp, Inc. and JPMorgan Chase Bank, National Association*

4.10	Amended and Restated Declaration of Trust of Sunstate Bancshares Trust II, dated as of June 1, 2005

4.11	Amended and Restated Credit Agreement, dated as of , between Great Western Bancorporation, Inc. and National Australia Bank Limited*

4.12	Subordinated Note of Great Western Bancorporation, Inc., dated as of June 3, 2008

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Form of Stockholder Agreement*

10.2	Form of Transitional Services Agreement

10.3	Form of Registration Rights Agreement

10.4	Employment Agreement, dated January 16, 2014, between Great Western Bank and Kenneth Karels

10.5	Secondment Letter, dated November 8, 2012, between National Australia Bank Limited and Peter Chapman

10.6	Secondment Letter, dated August 5, 2010, between National Australia Bank Limited and Stephen Ulenberg, as amended by the letter dated December 23, 2013

10.7	Employment Agreement, dated , between Great Western Bancorp, Inc. and Kenneth Karels*

Number	Description

10.8	Employment Agreement, dated , between Great Western Bancorp, Inc. and Peter Chapman*

10.9	Employment Agreement, dated , between Great Western Bancorp, Inc. and Stephen Ulenberg*

10.10	Form of Great Western Bancorp, Inc. 2014 Omnibus Incentive Compensation Plan*

10.11	Form of Great Western Bancorp, Inc. 2014 Non-Employee Director Plan*

10.12	Form of Great Western Bancorp, Inc. Executive Incentive Compensation Plan*

21.1	Subsidiaries of Great Western Bancorp, Inc.

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*

*	To be filed by amendment.